EXHIBIT 99.1

Valneva to Present and Hold Investor Meetings at the Guggenheim Vaccines and Infectious Disease Conference

Saint-Herblain (France), September 30, 2021 – Valneva SE (Nasdaq: VALN; Euronext Paris: VLA), a specialty vaccine company, today announced that its senior management will present and participate in 1-on-1 meetings with institutional investors at the Guggenheim Vaccines and Infectious Disease Conference on October 6, 2021.

Valneva’s Chief Executive Officer Thomas Lingelbach and acting Chief Financial Officer David Lawrence will notably discuss the Company’s late stage vaccine candidates against Lyme disease (VLA15), chikungunya (VLA1553) and COVID-19 (VLA2001).

Partnered with Pfizer (NYSE: PFE), VLA15 is the only Lyme disease vaccine in clinical development worldwide while VLA1553 is the only single-shot chikungunya vaccine candidate in Phase 3 clinical trials and VLA2001 the only inactivated vaccine candidate in clinical trials against COVID-19 in Europe.

To request a meeting at the event, please contact your representative at Guggenheim.

About Valneva SE
Valneva is a specialty vaccine company focused on the development and commercialization of prophylactic vaccines for infectious diseases with significant unmet medical need. The Company takes a highly specialized and targeted approach to vaccine development and then applies its deep understanding of vaccine science to develop prophylactic vaccines addressing these diseases. Valneva has leveraged its expertise and capabilities both to successfully commercialize two vaccines and to rapidly advance a broad range of vaccine candidates into and through the clinic, including candidates against Lyme disease, the chikungunya virus and COVID-19.

Valneva Investor and Media Contacts Laetitia Bachelot-Fontaine VP, Global Communications and European Investor Relations M +33 (0)6 4516 7099 investors@valneva.com	Joshua Drumm, Ph.D. VP, Global Investor Relations M +001 917 815 4520 joshua.drumm@valneva.com